SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     FORM 8-A/A01

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                             PETROLEUM HELICOPTERS, INC.
           (Exact   name  of  registrant  as  specified  in  its charter)

               Louisiana                               72-0395707
          (State of incorporation                   (I.R.S. Employer
              or organization)                     Identification No.)

                            2121 Airline Highway, Suite 400
                            Metairie, Louisiana 70001-5979
                       (Address of principal executive offices)


          Securities to be registered pursuant to Section 12(b) of the Act:

                                         None

          Securities to be registered pursuant to Section 12(g) of the Act:

                    Voting Common Stock, $.10 Par Value per Share
                                    (Title of Class)

                    Non-Voting Common Stock, $.10 Par Value per Share
                                    (Title of Class)



An exhibit index is located at Page 5 of this Registration Statement.

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         INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered

General

      The following description is qualified in its entirety by reference to the Company's articles of incorporation (the
"Articles of Incorporation") and by-laws (the "By-laws"), and applicable provisions of the Louisiana Business Corporation Law (the "LBCL"). The Company is authorized by its Articles of Incorporation to issue an aggregate of 12,500,000 shares of voting common stock, par value $.10 per share (the "Voting Common Stock"), 12,500,000 shares of non-voting common stock, par value $.10 per share (the "Non-Voting Common Stock" and together with the Voting Common Stock, the "Common Stock"), and 10,000,000 shares of preferred common stock, no par value per share (the "Preferred Stock").

Preferred Stock

      There are currently no shares of Preferred Stock outstanding. The Board of Directors is authorized to amend the Articles of Incorporation, without further action by the Company's shareholders, to issue Preferred Stock from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other designations, preferences and special rights as the Board may determine, including dividend, conversion, redemption and liquidation rights and preferences.

Common Stock

      Voting Rights.  The Company has  two types of Common Stock:
Voting Common Stock and Non-Voting Common Stock. With respect to all matters submitted to a vote of the shareholders, the record holders of the Voting Common Stock are entitled to one vote per share. Except as may be otherwise required by the LBCL, holders of the Non-Voting Common Stock have no voting rights. In all respects other than voting rights, the Voting and Non-Voting Shares are identical. The affirmative vote of the holders of a majority of the total voting power of the corporation decides any matter properly brought before a shareholders' meeting duly organized for the transaction of business unless by express provision of law or the Articles of Incorporation a different percentage is required, in which case such express provision shall govern.

      Directors are elected by plurality vote. Accordingly, the holders of more than 50% of the total voting power can, if they choose to do so, elect all the directors. There is no cumulative voting with respect to the election of directors.

      A corporation that holds an operating certificate issued by the Federal Aviation Administration is required to have a required percentage of its voting interest owned or controlled by United States citizens. Accordingly, the Articles of Incorporation reduce the voting power of shares owned by non-United States citizens if the total voting power held by such persons would exceed one percent less than the percentage permitted by the Federal Aviation Regulations, which is currently 25%. The Articles of Incorporation also establish certain presumptions and authorize the Company to take certain procedural actions designed to enhance the Company's ability to monitor and ensure compliance with these requirements.

      Dividend and Liquidation Rights. The record holders of shares of the Common Stock are entitled to receive such dividends and distributions as may be declared thereon by the Board of Directors out of the Company's funds legally available therefor. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, all of the holders of the Common Stock are entitled to share ratably in the assets available for distribution after payment of all prior obligations to the Company, including liquidation preferences granted to any future holders of the Preferred Stock.

      Transferability and Convertibility. The Common Stock and, unless restricted by its terms, the Preferred Stock are freely transferrable, subject to applicable security laws.

      Preemptive Rights. The holders of the Common Stock do not have any preemptive, subscription, conversion or redemption rights, and are not subject to calls, assessments or rights of redemption by the Company. The outstanding shares of the Common Stock are duly authorized and issued, fully paid and non-assessable.

      Effect of Subsequent Issuances and of Dual Classes. The Articles of Incorporation authorize the issuance of 12,500,000 shares of Voting Common Stock, 12,500,000 of Non-Voting Common Stock and 10,000,000 shares of Preferred Stock. The Company's Board of Directors has the power, without further shareholder action, to issue shares of Non-Voting Common Stock, Voting Common Stock and Preferred Stock and to fix the preferences, limitations and relative rights as among the shares of Preferred Stock, Voting Common Stock and Non-Voting Common Stock and to establish and fix variations in the preferences, limitations and relative rights as between different series of Preferred Stock.

      The authorized and unissued shares of Common Stock and Preferred Stock may be utilized for various purposes, including possible future acquisitions. One of the effects of the existence of authorized but unissued Common and Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without shareholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent shareholder group, by putting a substantial voting block in institutional or other hands who might undertake to support the position of the incumbent Board of Directors, by affecting an acquisition that might complicate or preclude the takeover, or otherwise.

Item 2.  Debt Securities to be Registered

Not Applicable.

Item 3.  Other Securities to be Registered

Not Applicable.

Item 4.  Exhibits

3.1 Copy of Articles of Incorporation filed with the Secretary of State of Louisiana on August 24, 1994
      (incorporated by reference to Exhibit No. 3.1(i) of the Company's Report on Form 10-Q for the quarterly period ending October 31, 1994).

3.2   By-laws (incorporated  by  reference  to  Exhibit No.
      3.1(ii) to the Company's Report on Form 10-Q for the quarterly period ending October 31, 1994).

                         SIGNATURE


Pursuant   to   the  requirements  of  Section  12  of  the
Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      PETROLEUM  HELICOPTERS, INC.

                                   By: /s/ John H. Untereker
                                       ____________________________
                                           John H. Untereker
                                          Vice President and
                                        Chief Financial Officer


                                   Date: November 28, 1995
                                        ___________________________